Exhibit 99.1

MoneyHero Appoints Distinguished Global Executive Wallace Pai to Board of Directors

Mr. Pai brings deep and diverse senior executive experience to MoneyHero, having spent his career with notable multinational companies including Imagination Technologies, Pixelworks, SMIC, GlobalFoundries, Synaptics, Samsung, Google (Motorola Mobility), Cadence, and McKinsey & Company

MoneyHero’s Chairman Kenneth Chan to be replaced on Audit Committee by Mr. Pai; Committee now made-up entirely of Independent Non-Executive Directors

SINGAPORE, October 24, 2024 -- MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), a market leading personal finance and digital insurance aggregation and comparison platform in Greater Southeast Asia, today announced that Wallace Pai has been named to the Company’s Board of Directors, effective immediately. In connection with his appointment, Mr. Pai has also replaced MoneyHero’s Chairman, Kenneth Chan, on the Company’s Audit Committee, ensuring the Committee is comprised entirely of Independent Non-Executive Directors.

Mr. Pai is a seasoned global executive with deep experience across the technology and semiconductor industries. He currently serves as President of Asia Pacific and Chairman of China with Imagination Technologies, where he oversees the group’s regional strategy, revenue, and growth. Previously, Mr. Pai served as COO of Pixelworks, SVP of the Advanced Technology Business at SMIC, and VP/General Manager of Asia Pacific at GlobalFoundries. Earlier in his career, Mr. Pai also held executive roles with Synaptics, Samsung, Google (Motorola Mobility), Qualcomm Technologies, Cadence, and McKinsey & Company. Mr. Pai graduated with a Master of Science from the University of Michigan and a Master of Business Administration from Harvard Business School.

“Mr. Pai represents a significant addition to our Board of Directors and corporate governance,” said Rohith Murthy, CEO of MoneyHero. “His leadership in the technology sector, as well as a proven track record of success running large-scale enterprises in the Asia Pacific region, will bring immense value to our operations and growth strategy. Mr. Pai has contributed to the vision and oversight of many notable multinational companies throughout his illustrious career, and we are thrilled to have him on board. Moreover, this marks the second major Board appointment that we have achieved this year, which is critical to our future and a testament to the reputation and stature of the MoneyHero Brand.”

The appointment of Mr. Pai follows the addition of accomplished legal and finance executive Steve Teichman to the Company’s Board, which was announced in June. Importantly, both Mr. Pai and Mr. Teichman bring the unique combination of having experience with U.S. capital markets and leading businesses in Asia Pacific.

“I am honored to join MoneyHero’s Board and excited to bring new ideas and resources to this winning organization,” said Mr. Pai. “I have been following the MoneyHero story for a while, even before the Company went public last year, and I have been impressed by the strategy and fundamentals of the business, as well as their clear leadership-positioning in the marketplace, which will enable them to continue innovating and outpacing its peers. MoneyHero is absolutely forwarding the fintech industry in Greater Southeast Asia, and I am very much looking forward to being a part of it.”

For more information about MoneyHero, including information for investors and learning about career opportunities, please visit www.MoneyHeroGroup.com.

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About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a market leader in the online personal finance and digital insurance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines.  Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory.  The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero currently manages 279 commercial partner relationships and services 8.1 million Monthly Unique Users across its platform for the six months ended June 30, 2024. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving Greater Southeast Asia’s digital economy, please visit www.MoneyHeroGroup.com.

Investors Relations:

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